SCHEDULE 14A
                   Proxy Statement Pursuant to Section 14(a)

            of the Securities Exchange Act of 1934 (Amendment No. 3)



Filed by the Registrant [ ]

Filed by a Party other than the Registrant [x]

Check the appropriate box:

[X]     Preliminary  Proxy  Statement
[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[ ]     Definitive  Proxy  Statement
[ ]     Definitive  Additional  Materials
[ ]     Soliciting  Material  Pursuant  to   240.14a-12

                           COMMERCIAL METALS COMPANY
                (Name of Registrant as Specified In Its Charter)

                               ICAHN PARTNERS LP
                         ICAHN PARTNERS MASTER FUND LP
                       ICAHN PARTNERS MASTER FUND II L.P.
                      ICAHN PARTNERS MASTER FUND III L.P.
                         HIGH RIVER LIMITED PARTNERSHIP
                             HOPPER INVESTMENTS LLC
                                 BARBERRY CORP.
                                ICAHN ONSHORE LP
                               ICAHN OFFSHORE LP
                               ICAHN CAPITAL L.P.
                                   IPH GP LLC
                        ICAHN ENTERPRISES HOLDINGS L.P.
                          ICAHN ENTERPRISES G.P. INC.
                                 BECKTON CORP.
                                 CARL C. ICAHN
                                  JAMES UNGER
                                 STEVE MONGILLO
                                 GEORGE HEBARD
      (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (check the appropriate box):

[X] No fee required.

[ ] Fee computed on table below per Exchange Act Rule 14a-6(i)(4) and 0-11.

     1)     Title  of  each  class  of  securities to which transaction applies:

     2)     Aggregate  number  of  securities  to  which  transaction  applies:

     3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

     4)     Proposed  maximum  aggregate  value  of  transaction:

     5)     Total  fee  paid:

[ ] Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule
    0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     1)     Amount  Previously  Paid:

     2)     Form,  Schedule  or  Registration  Statement  No.:

     3)     Filing  Party:

     4)     Date  Filed:

              [PRELIMINARY PROXY MATERIALS, SUBJECT TO COMPLETION]

                      2012 ANNUAL MEETING OF SHAREHOLDERS

                                       OF

                           COMMERCIAL METALS COMPANY

                              ___________________

                                PROXY STATEMENT

                            DATED DECEMBER ___, 2011

                                       OF

                               ICAHN PARTNERS LP
                         ICAHN PARTNERS MASTER FUND LP
                       ICAHN PARTNERS MASTER FUND II L.P.
                      ICAHN PARTNERS MASTER FUND III L.P.
                         HIGH RIVER LIMITED PARTNERSHIP
                             HOPPER INVESTMENTS LLC
                                 BARBERRY CORP.
                                ICAHN ONSHORE LP
                               ICAHN OFFSHORE LP
                               ICAHN CAPITAL L.P.
                                   IPH GP LLC
                        ICAHN ENTERPRISES HOLDINGS L.P.
                          ICAHN ENTERPRISES G.P. INC.
                                 BECKTON CORP.
                                 CARL C. ICAHN
                                 STEVE MONGILLO
                                  JAMES UNGER
                                 GEORGE HEBARD

                              ___________________

To  Our  Fellow  Commercial  Metals  Shareholders:

     This Proxy Statement and the accompanying GOLD proxy card are being furnished to Shareholders ("Shareholders") of Commercial Metals Company, 6565 North MacArthur Boulevard, Suite 800, Irving, Texas 70539 ("Commercial Metals," the "Corporation" or the "Company") in connection with the solicitation of proxies by Carl C. Icahn and the Participants (as hereinafter defined), to be used at the 2012 Annual Meeting (the "Annual Meeting") of Shareholders of Commercial Metals Company which is scheduled to be held in Feldman Hall at the Company's headquarters at 6565 North MacArthur Boulevard, 9th Floor, Irving, Texas 75039, on February 3, 2012, at 9:00 a.m. (Central Standard Time), and at any adjournments, postponements or continuations thereof. This Proxy Statement and the GOLD proxy card are first being furnished to Shareholders on or about [ ].

     This Proxy Statement, as well as other proxy materials to be distributed by the Participants (as hereinafter defined), are available free of charge online at www.dfking.com/cmc.

PROPOSAL 1 - ELECTION OF DIRECTORS

     At the Annual Meeting, the Participants will seek to elect to the Board of Directors ("Board") of Commercial Metals Company the following persons (each a "Nominee" and collectively, the "Nominees"):

                                  JAMES UNGER
                                 STEVE MONGILLO
                                 GEORGE HEBARD

     The Participants (as hereinafter defined) believe that the Nominees have impressive qualifications and that their experience would be extremely beneficial to Commercial Metals and, therefore, its shareholders. Mr. Unger has over 30 years of experience in the railcar industry and has extensive knowledge of the operational issues facing industrial companies. Mr. Mongillo has over 25 years of experience in the financial industry and has a strong understanding of the complex business and financial issues encountered by large complex companies. Mr. Hebard has a strong record as a sophisticated investor and has a broad understanding of the operational, financial and strategic issues facing public and private companies. The Participants also believe that each Nominee is a strong stockholder-oriented individual who will help represent the best interests of the Corporation's stockholders.

     Each of our Nominees has consented to being named in this Proxy Statement, including as a nominee, and to serve as a director of the Corporation if so elected.






PROPOSAL 2 - POISON PILL REDEMPTION RESOLUTION

     At the Annual Meeting the Participants will also seek to adopt a resolution (the "Poison Pill Redemption Resolution") of the Shareholders strongly urging the Board to immediately redeem any and all outstanding Rights (as defined in the Rights Agreement(as defined below)) issued pursuant to that certain Rights Agreement, dated as of July 30, 2011, between the Corporation and Broadridge Corporate Issuer Solutions, Inc. (the "Rights Agreement" or the "Poison Pill") in accordance with Section 23 of the Rights Agreement and to terminate the Rights Agreement immediately thereafter.

     The following is the text of the proposed resolution:

          "RESOLVED, that the Stockholders of the Corporation hereby strongly urge the Board of Directors of the Corporation (the "Board") to immediately redeem (the "Redemption") any and all outstanding Rights (as defined in the Rights Agreement (as defined below)) issued pursuant to that certain Rights Agreement, dated as of July 30, 2011, between the Corporation and Broadridge Corporate Issuer Solutions, Inc. (the "Rights Agreement") in accordance with Section 23 of the Rights Agreement and to terminate the Rights Agreement immediately thereafter; and be it further

          RESOLVED, that the Stockholders of the Corporation hereby strongly urge the Board to not establish any conditions to the Redemption, other than as specifically required by and set forth in the Rights Agreement; and be it further

          RESOLVED, that the Stockholders of the Corporation hereby strongly urge the Board to immediately order the Redemption and give immediate public notice of the Redemption."

PROPOSAL 3 - POISON PILL BYLAW AMENDMENT

     At the Annual Meeting the Participants will also seek to adopt a resolution (the "POISON PILL BYLAW AMENDMENT") that would amend the Bylaws to require stockholder approval in order to authorize, establish, adopt, or amend any rights plan, poison pill or similar plan.

     The following is the text of the proposed resolution:

          "RESOLVED, that the Second Amended and Restated Bylaws of the Corporation shall be amended to add the following provisions:

                                  ARTICLE XII
                                  POISON PILLS

          (a) In addition to any affirmative vote of stockholders required by any provision of law, the restated certificate of incorporation of the corporation or these Bylaws, the corporation shall not authorize, establish, adopt, or amend any Poison Pill (as defined in subsection (b) below) without the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of capital stock of the corporation entitled to vote generally in the election of directors, voting as a single class.

          (b) For purposes of these Bylaws, a "Poison Pill" shall mean any plan or arrangement of the sort commonly referred to as a "rights plan" or "stockholder rights plan" or "shareholder rights plan" or "poison pill" that is designed to prevent or make more difficult a hostile takeover of the corporation by increasing the cost to a potential acquirer in such a takeover either through the issuance of new rights, shares of common stock or preferred stock or any other security or device that may be issued to stockholders of the corporation other than ratably to all stockholders of the corporation that carry severe redemption provisions, favorable purchase provisions or otherwise.

          (c) Notwithstanding Section 7 "Amendment" of Article X of these Bylaws, no provision of this Article XII may be amended, modified, repealed or superseded without the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of capital stock of the corporation entitled to vote generally in the election of directors, voting as a single class."

PROPOSAL 4 - REPEAL OF NEW BYLAWS DESIGNED TO FRUSTRATE THE PROXY FIGHT

     At the Annual Meeting the Participants will also seek to adopt a resolution (the "Repeal of New Bylaws Designed to Frustrate the Proxy Fight") that would repeal any provision of the Bylaws in effect at the time of the Annual Meeting that was not included in the Bylaws as publicly filed with the Securities and Exchange Commission prior to October 18, 2011, and is inconsistent with any of the foregoing proposals that are approved by the stockholders at the Annual Meeting.

     The Record Holder is not aware of any such provision of the Bylaws that has become effective, but it is possible that between October 18, 2011 and prior to the adoption of this resolution such a provision could become effective.

     The  following  is  the  text  of  the  proposed  resolution:

          "RESOLVED, that any provision of the Second Amended and Restated Bylaws of Commercial Metals Company as of the effectiveness of this resolution that was not included in the Bylaws of Commercial Metals Company as publicly filed with the Securities and Exchange Commission prior to October 18, 2011, and is inconsistent with any of the proposals approved by stockholders at the 2012 Annual Meeting of the Stockholders of Commercial Metals Company, be and hereby are repealed."

     Although not binding on the Board, the Participants are bringing Proposal 2 "Poison Pill Redemption Resolution" for consideration at the Annual Meeting because the Participants believe that the Shareholders should have the ability to indicate to the Board that Shareholders believe that the Poison Pill is not in their best interests. The Participants are bringing Proposal 3 "Poison Pill Bylaw Amendment" for consideration at the Annual Meeting because the Participants believe that poison pills should not be authorized, established, adopted, or amended without stockholder approval. The Participants are bringing Proposal 4 for consideration at the Annual Meeting because the Participants believe that amendments to the Bylaws that have not been publically disclosed prior to the date of the Participants notice to the Company of its intent to nominate directors and other shareholder business should not frustrate the purposes of the various proposals being made by the Participants at the Annual Meeting.

     THE PARTICIPANTS URGE YOU TO VOTE THE GOLD PROXY CARD (I) FOR JAMES UNGER, STEVE MONGILLO AND GEORGE HEBARD, AS DIRECTORS, (II) FOR THE POISON PILL REDEMPTION RESOLUTION, (III) FOR THE POISON PILL BYLAW AMENDMENT AND (IV) FOR THE REPEAL OF NEW BYLAWS DESIGNED TO FRUSTRATE THE PROXY FIGHT.

     The Nominees and each of the other Participants have no interest in Commercial Metals other than through the beneficial ownership (if any) of shares of Common Stock, par value $0.01 per share, of Commercial Metals Company (the "Common Stock") or other securities (if any) of Commercial Metals, except as disclosed herein, including the Annexes hereto, and in the case of each of Messrs. Unger and Mongillo, pursuant to an agreement in which certain affiliates of Carl C. Icahn have agreed to pay each of Mr. Unger and Mr. Mongillo $25,000 and to indemnify each of Messrs. Unger, Mongillo and Hebard with respect to certain costs incurred by each such Nominee in connection with the proxy contest relating to the Annual Meeting (the "Nominee Agreement").

     JAMES UNGER, STEVE MONGILLO AND GEORGE HEBARD ARE COMMITTED TO ACTING IN THE BEST INTEREST OF ALL SHAREHOLDERS OF COMMERCIAL METALS. THE PARTICIPANTS URGE YOU TO VOTE YOUR GOLD PROXY CARD (I) FOR JAMES UNGER, STEVE MONGILLO AND GEORGE HEBARD, AS DIRECTORS, (II) FOR THE POISON PILL REDEMPTION RESOLUTION,
(III) FOR THE POISON PILL BYLAW AMENDMENT AND (IV) FOR THE REPEAL OF NEW BYLAWS DESIGNED TO FRUSTRATE PROXY FIGHT.

                                   IMPORTANT

     According to Commercial Metals' Proxy Statement, the By-laws and applicable law, the nominees for director receiving the highest number of votes FOR election will be elected as directors at a meeting at which a quorum is present in person or represented by proxy. The adoption of a stockholder resolution requires the affirmative vote of a majority of the Shares present in person or represented by proxy at the Annual Meeting and entitled to vote on the proposal. As a result, your vote is extremely important. We urge you to mark, sign, date, and return the enclosed GOLD proxy card to vote FOR the election of each Nominee and FOR each of the Proposals.

     WE URGE YOU NOT TO SIGN ANY PROXY CARD SENT TO YOU BY COMMERCIAL METALS. IF YOU HAVE ALREADY DONE SO, YOU MAY REVOKE YOUR PROXY BY DELIVERING A LATER-DATED GOLD PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE, EXECUTING A VOTE VIA INTERNET OR TELEPHONE, OR BY VOTING IN PERSON AT THE ANNUAL MEETING. SEE "VOTING PROCEDURES" AND "PROXY PROCEDURES" BELOW.

     If you attend the Annual Meeting and you beneficially own shares of Common Stock but are not the record owner, your mere attendance at the Annual Meeting WILL NOT be sufficient to revoke your prior given proxy card. You must have written authority from the record owner to vote the shares of Common Stock in its name at the meeting. Contact D.F. King & Co., Inc. at the number shown in this Proxy Statement for assistance or if you have any questions.

     IEP Metals Sub LLC (an affiliate of certain of the Participants) has commenced an offer to purchase for cash all of the issued and outstanding shares of common stock of Commercial Metals at a price of $15.00 per Share, without interest and less any required withholding taxes, if any, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 9, 2011 (together with any amendments and supplements thereto, the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer"). For a complete description of the terms of the Offer, including conditions of the Offer and certain federal income tax consequences of the Offer, please see the Offer to Purchase. THIS PROXY STATEMENT IS NEITHER A REQUEST FOR THE TENDER OF COMMERCIAL METALS' SHARES NOR AN OFFER WITH RESPECT THERETO. THE OFFER IS MADE ONLY BY MEANS OF THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL.

     If you have any questions or require any assistance in executing your proxy, please call:

                             D.F. KING & CO., INC.
                  SHAREHOLDERS CALL TOLL-FREE:  (800) 967-7921
                BANKS AND BROKERS CALL COLLECT:  (212) 269-5550

    THE PROXY STATEMENT, AS WELL AS OTHER PROXY MATERIALS DISTRIBUTED BY THE PARTICIPANTS, ARE AVAILABLE FREE OF CHARGE ONLINE AT WWW.DFKING.COM/CMC.

     Only holders of record of Commercial Metals' Common Stock on December 9, 2011 (the "Record Date") are entitled to notice of, and to attend and to vote at, the Annual Meeting and any adjournments or postponements thereof. According to the proxy statement of Commercial Metals filed with the Securities and Exchange Commission ("Commercial Metals' Proxy Statement") for the Annual
Meeting, as of the Record Date, the Company expects to have outstanding approximately 115,539,000 shares of Common Stock. Shareholders of record on the Record Date will be entitled to one vote at the Annual Meeting for each share of Common Stock of Commercial Metals held on the Record Date.

     As of the Record Date, the Participants and their affiliates beneficially owned an aggregate of 11,525,000 shares of Common Stock, representing approximately 9.97% of the outstanding shares of Common Stock. The Participants and their affiliates intend to vote such shares of Common Stock FOR the election of the Nominees and FOR each of the Proposals.

     VOTE FOR THE NOMINEES AND THE PROPOSALS BY USING THE ENCLOSED GOLD PROXY. PLEASE VOTE TODAY - BY TELEPHONE, BY INTERNET, OR BY MARKING, SIGNING, DATING AND RETURNING THE GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED TO YOU.

PARTICIPANTS IN SOLICITATION OF PROXIES

     In addition to the Nominees (who are James Unger, Steve Mongillo and George Hebard), the participants in the solicitation of proxies (the "Participants") from Shareholders of Commercial Metals Company include the following: Carl C.
Icahn, a citizen of the United States, High River Limited Partnership, a Delaware limited partnership ("High River"), Hopper Investments LLC, a Delaware limited liability company ("Hopper"), Barberry Corp., a Delaware corporation ("Barberry"), Icahn Partners LP, a Delaware limited partnership ("Icahn Partners"), Icahn Partners Master Fund LP, a Cayman Islands limited partnership ("Icahn Master"), Icahn Partners Master Fund II L.P., a Cayman Islands limited partnership ("Icahn Master II"), Icahn Partners Master Fund III L.P., a Cayman Islands limited partnership ("Icahn Master III"), Beckton Corp., a Delaware corporation ("Beckton"), Icahn Enterprises G.P. Inc., a Delaware corporation ("Icahn Enterprises GP"), Icahn Enterprises Holdings L.P., a Delaware limited partnership ("Icahn Enterprises Holdings"), IPH GP LLC, a Delaware limited liability company ("IPH"), Icahn Capital LP, a Delaware limited partnership ("Icahn Capital"), Icahn Onshore LP, a Delaware limited partnership ("Icahn Onshore") and Icahn Offshore LP, a Delaware limited partnership ("Icahn Offshore").

     Icahn Partners, Icahn Master, Icahn Master II, Icahn Master III and High River (collectively, the "Icahn Parties"), are entities controlled by Mr. Carl
C. Icahn. George Hebard is employed by an entity affiliated with Carl Icahn who will participate in soliciting proxies from Commercial Metals' Shareholders. Except as described herein, none of Messrs. Unger, Mongillo or Hebard beneficially owns any interest in securities of Commercial Metals and none of Messrs. Unger, Mongillo or Hebard will receive any special compensation in connection with such solicitation of proxies from Commercial Metals' Shareholders.

     Annex A attached hereto sets forth, as to the Nominees and the other Participants, all transactions in securities of Commercial Metals effected during the past two years and their beneficial ownership of securities of Commercial Metals.

     With respect to each Participant (including the Nominees), except as set forth herein or in any of the Annexes attached hereto, (i) such Participant is not, nor was within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of Commercial
Metals, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; and (ii) neither such Participant nor any of such Participant's associates have any arrangement or understanding with any person with respect to (A) any future employment by Commercial Metals or its affiliates or (B) any future transactions to which Commercial Metals or any of its affiliates will or may be a party.

PROPOSAL  1 - ELECTION  OF  DIRECTORS

     Article II, Section 3 of Commercial Metals' Second Amended and Restated Bylaws (the "Bylaws") provides that nominations of persons for election to the Board of Directors of the Corporation may be made at an Annual Meeting "... by any shareholder of record of the corporation (the "Record Shareholder") at the time of giving of the notice required in the following paragraph, who is entitled to vote at the meeting and who has complied with the notice procedures set forth in this section." On October 19, 2011, High River, a record holder of Common Stock, delivered timely notice in accordance with the foregoing and otherwise in accordance with the Company's Bylaws, notifying Commercial Metals that High River intends to nominate and will seek to elect at the Annual Meeting
- James Unger, Steve Mongillo and George Hebard (the "Nominees"), as members of the board of directors of Commercial Metals. Each Nominee, if elected, would serve a three-year term and hold office until the 2015 annual meeting of Shareholders and until a successor has been duly elected. Background information about each of the Nominees is set forth below and in the Annexes attached hereto.

     If elected, the Nominees will be a minority of the directors and will not alone be able to adopt resolutions. However, the Nominees expect to be able to actively engage other Board members in full discussion of the issues facing the Company and resolve them together. By utilizing their respective experiences and working constructively with Board members, the Nominees believe they can effect positive change at the Company.

     Mr. Icahn has an interest in the election of directors at the Annual Meeting indirectly through the beneficial ownership of securities, as further described in Annex A. Messrs. Unger, Mongillo and Hebard are each party to a Nominee Agreement, substantially in the form attached hereto as Annex B, pursuant to which Icahn Capital has agreed to pay certain fees to each of Messrs. Unger and Mongillo and to indemnify each of the Nominees with respect to certain costs incurred by each such Nominee in connection with the proxy contest relating to the Annual Meeting. Except as disclosed in this Proxy Statement, including the Annexes attached hereto and as provided in the Nominee Agreement (which, among other things, provides for a payment to each of Messrs. Unger and Mongillo of $25,000), none of the Nominees will receive any compensation from any of the Participants or any of their affiliates in connection with this proxy solicitation. Each of Messrs. Unger, Mongillo and Hebard has an interest in the election of directors at the Annual Meeting pursuant to the Nominee Agreement.

     The Nominees would not be barred from being considered independent under the independence requirements of the New York Stock Exchange and the independence standards applicable to Commercial Metals under paragraph (a)(1) of
Item 407 of Regulation S-K under the Securities Exchange Act of 1934, as amended.

MR. JAMES UNGER, age 63

     Mr. Unger has served as Vice Chairman of American Railcar Industries Inc. since April 2009 and has served on the board of directors since 1995. From March 1995 to April 2009, Mr. Unger served as Chief Executive Officer and President of American Railcar Industries Inc. Mr. Unger also served as a consultant to American Railcar Industries Inc. from April 2009 to March 2010. Prior to joining American Railcar Industries Inc., he served ACF Industries, Inc. as its president from 1988 to 1995, as its senior vice president and chief financial officer from 1984 to 1988 and on its board of directors from August 1993 to March 2005. Since 2004, Mr. Unger has served as a director of American Railcar Leasing LLC. Since June 2003, Mr. Unger has served as president of Ohio Castings Company, LLC, a joint venture in which American Railcar Industries Inc. has an interest. From July 2007 through August 2010, Mr. Unger served on the executive committee of Axis, LLC (and its subsidiaries), an axle manufacturing joint venture in which American Railcar Industries Inc. has an interest. From 2008 through August 2010, Mr. Unger served on the board of directors of Amtek Railcar Industries Private Limited, an Indian joint venture in which American
Railcar Industries Inc. has an interest. Mr. Unger served on the board of directors of Guaranty Financial Group and Guaranty Bank from August 2008 to August 2009. Mr. Unger was on the board of directors of Aspen Resources Group, an oil and gas exploration company from May 2002 until April 2007. Mr. Unger participates in several industry organizations, including as an executive committee member for the Railway Supply Institute, Inc. (RSI). He also is a board member of the American Railway Car Institute, a member of the project review committee for the RSI-AAR Railroad Tank Car Safety Research Test Project, a steering committee member of RSI on tank railcars, and a member of the National Freight and Transportation Association. Mr. Unger served as a member of the board of directors of Ranken Technical College from 1990 to 2002. With respect to American Railcar Industries Inc. and its various joint ventures mentioned above, ACF Industries, Inc., American Railcar Leasing LLC, Guaranty Financial Group and Guaranty Bank, Mr. Carl C. Icahn, directly or indirectly, either (i) controls or at such time controlled such company, or (ii) at such time had or has an interest in such company through the ownership of securities. Mr. Unger received a B.S. in Accounting from the University of Missouri, Columbia and is a Certified Public Accountant.

     Based upon Mr. Unger's experience in the railcar industry, having served as Chief Executive Officer and a director of American Railcar Industries Inc., the Participants believe that Mr. Unger has the requisite set of skills to serve as a Board member of Commercial Metals.

MR. STEVE MONGILLO, age 50

     Mr. Mongillo is a private investor. From 2009 to 2011, Mr. Mongillo served as a director of American Railcar Industries, Inc. From January 2008 to January 2011, Mr. Mongillo served as a managing director of Icahn Capital LP, the entity through which Mr. Carl Icahn managed third party investment funds. From March 2009 to January 2011, Mr. Mongillo served as a director of WestPoint International Inc. Prior to joining Icahn Capital, Mr. Mongillo worked at Bear Stearns for 10 years, most recently as a senior managing director overseeing the leveraged finance group's efforts in the healthcare, real estate, gaming, lodging, leisure, restaurant and education sectors. With respect to each company mentioned above, except Bear Stearns, Mr. Carl Icahn, directly or indirectly, either (i) controls or at such time controlled such company or (ii) has or at such time had an interest in such company through the ownership of securities. Mr. Mongillo received a B.A. from Trinity College and an M.B.A from the Amos Tuck School of Business Administration at Dartmouth College.

     Based upon Mr. Mongillo's significant experience in the financial industry and his strong understanding of the complex business and financial issues encountered by large complex companies, the Participants believe that Mr. Mongillo has the requisite set of skills to serve as a Board member of Commercial Metals.

MR. GEORGE HEBARD, age 38

     Since September 2011, George Hebard has been a Managing Director at Icahn Capital LP, the entity through which Carl C. Icahn manages investment funds. He provides investment management expertise on equity and debt investments across a range of industries. Prior to joining Mr. Icahn, from 2005 to 2011, Mr. Hebard served as a Managing Director at Blue Harbour Group, an investment firm in Greenwich, Connecticut. Prior to Blue Harbour Group, Mr. Hebard served as Managing Director at Ranger Partners from 2002 to 2003, and prior to Ranger Partners, Mr. Hebard was an Associate at Icahn Associates Corp., from 1998 to 2002. Mr. Hebard has an MBA from INSEAD and an A.B. in Economics from Princeton University.

     Based upon Mr. Hebard's strong record as a financial analyst who has a broad understanding of the operational, financial and strategic issues facing public and private companies, the Participants believe that Mr. Hebard has the requisite set of skills to serve as a Board member of Commercial Metals.


     Commercial Metals has asserted in its Proxy Statement that the election of the Nominees would violate Section 8 of the Clayton Act. The Company has not commenced any proceeding in court asserting that position. The Participants would oppose the Company if any such proceeding were commenced. Please refer to Commercial Metals' Proxy Statement for a detailed discussion of their view on this matter.


     WE STRONGLY URGE YOU TO VOTE FOR THE ELECTION OF JAMES UNGER, STEVE MONGILLO AND GEORGE HEBARD, AS DIRECTORS, BY MARKING, SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED TO YOU WITH THIS PROXY STATEMENT OR BY USING THE GOLD PROXY CARD TO VOTE BY TELEPHONE OR INTERNET. IF YOU HAVE SIGNED THE GOLD PROXY CARD AND NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE ALL THE SHARES OF COMMON STOCK REPRESENTED BY THE GOLD PROXY CARD FOR THE ELECTION OF JAMES UNGER, STEVE MONGILLO AND GEORGE HEBARD, AS DIRECTORS.

PROPOSAL 2 - POISON PILL REDEMPTION RESOLUTION

     Article II, Section 3 of Commercial Metals' Bylaws provides that the proposal of business to be transacted by the shareholders may be made at an Annual Meeting "... by any shareholder of record of the corporation (the "Record Shareholder") at the time of giving of the notice required in the following paragraph, who is entitled to vote at the meeting and who has complied with the notice procedures set forth in this section." On October 19, 2011, High River, a record holder of Common Stock, delivered timely notice in accordance with the foregoing and otherwise in accordance with the Company's Bylaws, notifying Commercial Metals that High River intends to seek to adopt a resolution (the "Poison Pill Redemption Resolution") of the Stockholders strongly urging the Board to immediately redeem any and all outstanding Rights (as defined in the Rights Agreement(as defined below)) issued pursuant to that certain Rights Agreement, dated as of July 30, 2011, between the Corporation and Broadridge Corporate Issuer Solutions, Inc. (the "Rights Agreement" or the "Poison Pill") in accordance with Section 23 of the Rights Agreement and to terminate the Rights Agreement immediately thereafter.

     The following is the text of the proposed resolution:

          "RESOLVED, that the Stockholders of the Corporation hereby strongly urge the Board of Directors of the Corporation (the "Board") to immediately redeem (the "Redemption") any and all outstanding Rights (as defined in the Rights Agreement (as defined below)) issued pursuant to that certain Rights Agreement, dated as of July 30, 2011, between the Corporation and Broadridge Corporate Issuer Solutions, Inc. (the "Rights Agreement") in accordance with Section 23 of the Rights Agreement and to terminate the Rights Agreement immediately thereafter; and be it further

          RESOLVED, that the Stockholders of the Corporation hereby strongly urge the Board to not establish any conditions to the Redemption, other than as specifically required by and set forth in the Rights Agreement; and be it further

          RESOLVED, that the Stockholders of the Corporation hereby strongly urge the Board to immediately order the Redemption and give immediate public notice of the Redemption."

     The Participants believe it is in the best interests of the Company's Stockholders to vote in favor of Proposal 2 because the Participants believe that the adoption and existence of a poison pill is not in the best interests of stockholders. The Participants believe that poison pills have the effect of thwarting a potential business combination and other transactions involving the acquisition of shares by another person.

     Opponents of the Poison Pill Redemption Resolution may argue that it is in the best interests of the Stockholders to keep the Poison Pill in order to protect the stockholders against coercive, unfair or inadequate tender offers or other abusive takeover tactics and to preserve for such stockholders the long-term value of their investment in the Company.

WE STRONGLY URGE YOU TO VOTE FOR THE POISON PILL REDEMPTION RESOLUTION, BY MARKING, SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED TO YOU WITH THIS PROXY STATEMENT OR BY USING THE GOLD PROXY CARD TO VOTE BY TELEPHONE OR INTERNET. IF YOU HAVE SIGNED THE GOLD PROXY CARD AND NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE ALL THE SHARES OF COMMON STOCK REPRESENTED BY THE GOLD PROXY CARD FOR THE POISON PILL REDEMPTION RESOLUTION.

PROPOSAL 3 - POISON PILL BYLAW AMENDMENT

     Article II, Section 3 of Commercial Metals' Bylaws provides that the proposal of business to be transacted by the shareholders may be made at an Annual Meeting "... by any shareholder of record of the corporation (the "Record Shareholder") at the time of giving of the notice required in the following paragraph, who is entitled to vote at the meeting and who has complied with the notice procedures set forth in this section." On October 19, 2011, High River, a record holder of Common Stock, delivered timely notice in accordance with the foregoing and otherwise in accordance with the Company's Bylaws, notifying Commercial Metals that High River intends to seek to adopt a resolution (the "Poison Pill Bylaw Amendment") that would amend the Bylaws to require Stockholder approval in order to authorize, establish, adopt, or amend any rights plan, poison pill or similar plan.

     The following is the text of the proposed resolution:

          "RESOLVED, that the Second Amended and Restated Bylaws of the Corporation shall be amended to add the following provisions:

                                  ARTICLE XII
                                 POISON  PILLS

          (a) In addition to any affirmative vote of stockholders required by any provision of law, the restated certificate of incorporation of the corporation or these Bylaws, the corporation shall not authorize, establish, adopt, or amend any Poison Pill (as defined in subsection (b) below) without the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of capital stock of the corporation entitled to vote generally in the election of directors, voting as a single class.

          (b) For purposes of these Bylaws, a "Poison Pill" shall mean any plan or arrangement of the sort commonly referred to as a "rights plan" or "stockholder rights plan" or "shareholder rights plan" or "poison pill" that is designed to prevent or make more difficult a hostile takeover of the corporation by increasing the cost to a potential acquirer in such a takeover either through the issuance of new rights, shares of common stock or preferred stock or any other security or device that may be issued to stockholders of the corporation other than ratably to all stockholders of the corporation that carry severe redemption provisions, favorable purchase provisions or otherwise.

          (c) Notwithstanding Section 7 "Amendment" of Article X of these Bylaws, no provision of this Article XII may be amended, modified, repealed or superseded without the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of capital stock of the corporation entitled to vote generally in the election of directors, voting as a single class."

     The Participants believe it is in the best interests of the Company's Stockholders to vote in favor of Proposal 3. The Participants believe that poison pills have the effect of thwarting a potential business combination and other transactions involving the acquisition of shares by another person. Therefore, the Participants believe that stockholders should have an opportunity to approve, or not, the adoption of a poison pill.


     The Company has stated that this Proposal is invalid as a matter of Delaware law. The Company has not commenced any proceeding in court asserting that position. The Participants would oppose the Company if any such proceeding were commenced. Please refer to Commercial Metals' Proxy Statement for a discussion of their view on this matter.


     Opponents of the Poison Pill Bylaw Amendment may argue that it is in the best interests of the Stockholders to reject the Poison Pill Bylaw Amendment in order to protect the stockholders against coercive, unfair or inadequate tender offers or other abusive takeover tactics and to preserve for such stockholders the long-term value of their investment in the Company.

     WE STRONGLY URGE YOU TO VOTE FOR THE POISON PILL BYLAW AMENDMENT, BY MARKING, SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED TO YOU WITH THIS PROXY STATEMENT OR BY USING THE GOLD PROXY CARD TO VOTE BY TELEPHONE OR INTERNET. IF YOU HAVE SIGNED THE GOLD PROXY CARD AND NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE ALL THE SHARES OF COMMON STOCK REPRESENTED BY THE GOLD PROXY CARD FOR THE POISON PILL BYLAW AMENDMENT.

PROPOSAL 4 - REPEAL OF NEW BYLAWS DESIGNED TO FRUSTRATE THE PROXY FIGHT

     Article II, Section 3 of Commercial Metals' Bylaws provides that the proposal of business to be transacted by the shareholders may be made at an Annual Meeting "... by any shareholder of record of the corporation (the "Record Shareholder") at the time of giving of the notice required in the following paragraph, who is entitled to vote at the meeting and who has complied with the notice procedures set forth in this section." On October 19, 2011, High River, a record holder of Common Stock, delivered timely notice in accordance with the foregoing and otherwise in accordance with the Company's Bylaws, notifying Commercial Metals that High River intends to seek to adopt a resolution (the "Repeal of New Bylaws Designed to Frustrate the Proxy Fight") that would repeal any provision of the Bylaws in effect at the time of the Annual Meeting that was not included in the Bylaws as publicly filed with the Securities and Exchange Commission prior to October 18, 2011, and is inconsistent with any of the foregoing Proposals that are approved by the Stockholders at the Annual Meeting.

     The Record Holder is not aware of any such provision of the Bylaws that has become effective, but it is possible that between October 18, 2011 and prior to the adoption of this resolution such a provision could become effective.

     The following is the text of the proposed resolution:

          "RESOLVED, that any provision of the Second Amended and Restated Bylaws of Commercial Metals Company as of the effectiveness of this resolution that was not included in the Bylaws of Commercial Metals Company as publicly filed with the Securities and Exchange Commission prior to October 18, 2011, and is inconsistent with any of the proposals approved by stockholders at the 2012 Annual Meeting of the Stockholders of Commercial Metals Company, be and hereby are repealed."

     The Participants are not currently aware of any provisions or amendments of the bylaws that would be repealed by the adoption of this Proposal 4. However, it is possible that prior to the date of the 2012 Annual Meeting, the Commercial Metals Board will adopt provisions or amendments to the Bylaws which could impede or frustrate the effectiveness of our nomination of the Nominees or our other Proposals, negatively impact our ability to solicit and/or obtain proxies from stockholders, undermine the will of Stockholders expressed in those proxies or modify Commercial Metals' corporate governance regime.

     Opponents of the Repeal of New Bylaws Designed to Frustrate the Proxy Fight may argue that it is in the best interests of the Stockholders to reject the proposal because it could have the effect of repealing one or more properly adopted bylaw amendments that the Board determined to be in the best interests of the Company and its Stockholders.

     WE STRONGLY URGE YOU TO VOTE FOR THE REPEAL OF NEW BYLAWS DESIGNED TO FRUSTRATE THE PROXY FIGHT, BY MARKING, SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED TO YOU WITH THIS PROXY STATEMENT OR BY USING THE GOLD PROXY CARD TO VOTE BY TELEPHONE OR INTERNET. IF YOU HAVE SIGNED THE GOLD PROXY CARD AND NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE ALL THE SHARES OF COMMON STOCK REPRESENTED BY THE GOLD PROXY CARD FOR THE REPEAL OF NEW BYLAWS DESIGNED TO FRUSTRATE THE PROXY FIGHT.

              OTHER MATTERS TO BE CONSIDERED AT THE ANNUAL MEETING

     According to Commercial Metals' Proxy Statement, Commercial Metals is soliciting proxies with respect to three other proposals. Please refer to Commercial Metals' Proxy Statement for a detailed discussion of these proposals, including various arguments in favor of and against such proposals. These proposals are outlined below.

IF YOU HAVE SIGNED THE GOLD PROXY CARD AND NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE ALL OF THE SHARES OF COMMON STOCK REPRESENTED BY YOUR GOLD PROXY CARD [ ] PROPOSAL 5 LISTED BELOW, [ ] PROPOSAL 6 LISTED BELOW AND [ ] PROPOSAL 7 LISTED BELOW.

PROPOSAL 5 - RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC
             ACCOUNTING FIRM

     According to Commercial Metals' Proxy Statement, the Company will also solicit proxies with respect to a proposal for Shareholders to ratify the appointment of Deloitte & Touche LLP, an independent registered public accounting firm, as Commercial Metals' independent auditors for the fiscal year ending August 31, 2012. Please refer to Commercial Metals' Proxy Statement for a discussion of Proposal 5. The Participants intend to vote, and recommend that
you  vote,  [   ]  Proposal  5.

PROPOSAL  6 - ADVISORY  VOTE  ON  EXECUTIVE  COMPENSATION

     According to Commercial Metals' Proxy Statement, the Company will also solicit proxies with respect to a proposal for the Shareholders to approve, on an advisory, non-binding basis, the compensation of Commercial Metals' Named Executive Officers. This advisory vote on executive compensation described in this proposal is commonly referred to as a "say-on-pay vote." Please refer to Commercial Metals' Proxy Statement for a discussion of Proposal 6. The Participants intend to vote, and recommend that you vote, [ ] Proposal 6.

PROPOSAL  7 - ADVISORY  VOTE  ON  THE  FREQUENCY  OF  FUTURE ADVISORY VOTES ON
              EXECUTIVE  COMPENSATION

     According to Commercial Metals' Proxy Statement, the Company will also solicit proxies with respect to a proposal for Shareholders to approve, on an advisory, non-binding basis, for their preference as to whether the Company should hold future say-on-pay votes every one, two or three years. Please refer to Commercial Metals' Proxy Statement for a discussion of Proposal 7. The Participants intend to vote, and recommend that you vote, [ ] Proposal 7.

BACKGROUND OF THE SOLICITATION

     On July 28, 2011, High River, Icahn Partners, Icahn Master, Icahn Master II, Icahn Master III and certain of their affiliates, including Carl C. Icahn (collectively, the "Icahn Parties") filed a Schedule 13D with the SEC disclosing an aggregate beneficial ownership of 11,525,000 Shares (including Shares underlying call options that were beneficially owned by the Icahn Parties at such time). The Icahn Parties stated that they had believed the Shares were undervalued. On July 27, 2011, the day before the Icahn Parties filed the initial Schedule 13D the Share closed at $14.34. The Icahn Parties also disclosed that they may have conversations with management of Commercial Metals to discuss its business and strategic alternatives. Shortly thereafter representatives of the Icahn Parties contacted representatives of Commercial Metals to arrange a meeting.


     On September 2, 2011, the Icahn Parties amended their Schedule 13D to disclose that they had exercised all of their call options and that they beneficially owned 11,525,000 Shares.

     On September 23, 2011, representatives of the Icahn Parties met with representatives of the Company, including Joe Alvarado, Chief Executive Officer, Barbara Smith, Chief Financial Officer and Ann Bruder, General Counsel, in New York. At that meeting, the parties discussed a range of issues including their respective views of the business and the Company's performance. In addition, representatives of the Icahn Parties discussed their objection to the Company's poison pill that was adopted on July 30, 2011. In particular, representatives of the Icahn Parties made it clear that they view the poison pill as hostile to shareholders' rights, and were particular concerned that the Company adopted a poison pill with a 10% threshold as opposed to the more customary 15% threshold.

     On October 18, 2011, representatives of the Icahn Parties contacted Joseph Alvarado, the Chief Executive Officer of the Company, to notify him that the Icahn Parties would be delivering a Notice of Nomination of Persons for Election to the Board of Directors and the Proposal of Other Business to be Transacted by the Stockholders at the 2012 Annual Meeting of Stockholders of Commercial Metals (the "Nomination Notice"). On October 19, 2011, representatives of the Icahn Parties delivered the Nomination Notice to the Company. On October 19, 2011, the Icahn Parties amended their Schedule 13D to disclose that they had delivered the Nomination Notice, and included a copy of the Nomination Notice as an Exhibit to such amendment.

     The Nomination Notice provides that the Icahn Parties intend to appear at the Company's 2012 Annual Meeting of Stockholders or a special meeting of stockholders of the Company called for a similar person, in person or by proxy, to nominate and seek to elect James Unger, Steve Mongillo and George Hebard, as members of the Board of Directors of the Company. In addition, the Nomination Notice also stated their intent to propose other business at the 2012 Annual Meeting, including a precatory proposal that the Company redeem its poison pill and a Bylaw amendment to require stockholder approval in order to adopt a poison pill.

     On November 28, 2011, Mr. Icahn delivered a letter to the Board of Directors of the Company and issued a press release that included a copy of the letter. The letter stated that Icahn Enterprises LP proposed to purchase the Company in a merger transaction at $15 per share without any financing or due diligence conditions. Later, on November 28, 2011 and in response to a press release issued by the Company, Mr. Icahn delivered another letter to the Board of Directors of the Company and issue another press release that included a copy of the letter. This second letter clarified that the offer made by Icahn Enterprises was, in fact, a formal offer to acquire the Company at $15 per share. On November 28, 2011, the Icahn Parties amended their Schedule 13D to include copies of the November 28 letters and press releases.

     On December 2, 2011, Mr. Icahn delivered a letter to the Board of Directors of the Company and issued a press release that included a copy of the letter. The letter stated that the Company had not yet responded to the offer proposed on November 28, 2011, and as such, Mr. Icahn provided in his letter that the Company should respond by 9:00 a.m. December 5, 2011. On December 2, 2011, the Icahn Parties amended their Schedule 13D to include copies of the December 2 letter and press release.

     On December 5, 2011, the Company issued a press release stating that the Company was rejecting Mr. Icahn's previously delivered offer to acquire the Company at $15 per share.

     On December 6, 2011, Mr. Icahn issued a press release announcing that Icahn Enterprises Holdings LP intended to commence a tender offer for all Shares of the Company at $15 per share. On December 6, 2011, the Icahn Parties amended their Schedule 13D to include a copy of the December 6 press release.

     On December 9, 2011,IEP Metals Sub LLC and Icahn Enterprises Holdings L.P. filed a Schedule TO commencing a tender offer for all Shares of the Company at $15 per share. In addition, on December 9, 2011, Icahn Enterprises LP, the parent of both IEP Metals Sub LLC and Icahn Enterprises Holdings L.P.issued a press release announcing the launch of the Offer and urging Stockholders to tender.


                                ABOUT THE OFFER

     On December 9, 2011,IEP Metals Sub LLC and Icahn Enterprises Holdings L.P., as a co-bidder commenced an offer to purchase all outstanding Shares for $15.00 per Share in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 9, 2011 (as it may be amended or supplemented from time to time, the "Offer to Purchase") and in the related letter of transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer").

     The Offer is not conditioned upon the Offeror obtaining financing or any due diligence review. The Offer is conditioned on there being validly tendered in the Offer and not properly withdrawn prior to midnight New York City time, on January 10, 2012 (the "Expiration Date", unless the Offeror shall have extended the period during which the Offer is open, in which event "Expiration Date" shall mean the time and date at which the Offer, as so extended by the Offeror, shall expire) that number of Shares which, when added to any Shares already owned by the Offeror, its subsidiaries and their affiliates, represents a majority of the issued and outstanding Shares on a fully diluted basis as of the Expiration Date. The Offer is also subject to: (i) the Rights having been redeemed and otherwise made inapplicable to the Offer and the Offeror (the "Poison Pill Condition") and (ii) the Company's Board of Directors having taken action such that the provisions of Section 203 of the Delaware General Corporation Law (the "Section 203 Condition") would not, following consummation of the Offer, prohibit, restrict or apply to, any business combination, as defined therein, involving the Company and the Offeror or any affiliate or associate of the Offeror. The Offer is also subject to other customary conditions set forth in the Schedule TO, including the Offer to Purchase.

     The election of our Nominees would not, by itself, cause the Poison Pill Condition, the Section 203 Condition or any other condition included in the Offer to Purchase to be satisfied. Nor would the election of our Nominees allow our Nominees to control the Board in order to cause the Board to satisfy the Poison Pill Condition or the Section 203 Condition. The election of our Nominees would, however, allow our Nominees, subject to and in accordance with their fiduciary duties, to discuss matters concerning the Company, including the Offer, with other Board members.

     The adoption by Stockholders of either, or both, of Proposal 2 "Poison Pill Redemption Resolution" or Proposal 3 "Poison Pill Bylaw Amendment" would not, by itself, cause the Poison Pill Condition to be satisfied. The Poison Pill Condition can only be satisfied by the Board of Commercial Metals taking action to either redeem or terminate the Poison Pill in accordance with the Rights
Agreement. However, a vote by Stockholders in favor of Proposal 2 might influence the Board in deciding whether or not to redeem or terminate the Poison Pill.

     FOR A COMPLETE DESCRIPTION OF THE TERMS OF THE OFFER, INCLUDING CONDITIONS OF THE OFFER AND CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE OFFER, STOCKHOLDERS ARE REFERRED TO THE SCHEDULE TO FILED BY THE OFFERORS WITH THE SEC, INCLUDING THE OFFER TO PURCHASE AND THE ACCOMPANYING LETTER OF TRANSMITTAL. STOCKHOLDERS ARE ADVISED TO READ THE SCHEDULE TO, INCLUDING THE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND OTHER DOCUMENTS FILED WITH THE SEC,
CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS CAN OBTAIN FREE COPIES OF THESE DOCUMENTS THROUGH THE WEBSITE MAINTAINED BY THE SEC AT HTTP://WWW.SEC.GOV. THE OFFER TO PURCHASE AND RELATED MATERIALS MAY ALSO BE OBTAINED FOR FREE BY CONTACTING THE INFORMATION AGENT OF THE OFFER, D.F. KING & CO., INC., AT 48 WALL STREET, 22ND FLOOR, NEW YORK, NEW YORK 10005, OR BY TELEPHONE AT (212) 269-5550 OR TOLL-FREE AT (800) 967-7921.

OTHER PROPOSALS

     The Participants and their affiliates know of no other business to be presented at the Annual Meeting. If any other matters should properly come before the Annual Meeting, it is intended that the persons named on the enclosed GOLD proxy card will vote that proxy on such other matters in accordance with their judgment.

VOTING PROCEDURES

     According to Commercial Metals' Proxy Statement, the Bylaws and applicable law, holders of shares of Common Stock, at the close of business on the Record Date are entitled to notice of, and to vote at, the Annual Meeting. Each share of Common Stock outstanding on the Record Date is entitled to one vote on each matter presented at the Annual Meeting.

     According to Commercial Metals' Proxy Statement, directors are elected by plurality vote and cumulative voting is not permitted. Plurality voting means that the individuals who receive the largest number of votes cast are elected as directors, up to the maximum number of directors to be chosen at the Annual Meeting. Consequently, any shares of Common Stock not voted (whether by abstention, broker non-vote or otherwise) have no impact in the election of directors.

     According to Commercial Metals' Proxy Statement, the affirmative vote of a majority of shares present or represented at the Annual Meeting and entitled to vote is required to adopt Proposal 2 - "Poison Pill Redemption Resolution," Proposal 3 - "Poison Pill Bylaw Amendment," Proposal 4 - "Repeal of New Bylaws Designed to Frustrate the Proxy Fight," Proposal 5 - "Ratification of the Appointment of Independent Registered Public Accounting Firm," and Proposal 6 - "Advisory Vote on Executive Compensation."

     According to Commercial Metals' Proxy Statement, Proposal 7 - "Advisory Vote on the Frequency of Future Advisory Votes on Executive Compensation" is an advisory vote only and therefore it will not bind the Company or the Board. Commercial Metals' Proxy Statement further provides that the Board and the Compensation Committee will consider the voting results as appropriate when adopting a policy on the frequency of future say-on-pay votes. The option of one year, two years or three years that receives the highest number of votes cast by stockholders will be considered by the Board as the stockholders' recommendation as to the frequency of future say-on-pay votes. Nevertheless, the Board may decide that it is in the best interests of our stockholders and the Company to hold say-on-pay votes more or less frequently than the option approved by stockholders.

     A quorum must be present, in person or by proxy, in order for the Company to hold the Annual Meeting. A quorum is the presence by person or by proxy of a majority of the shares of Common Stock issued and outstanding and entitled to vote at the Annual Meeting. The shares of Common Stock represented by a proxy marked "withhold" or "abstain" and broker non-votes (as described below) will be considered present at the Annual Meeting for purposes of determining a quorum.

BROKER NON-VOTES

     If you hold your shares of Common Stock through a bank, broker or other nominee and do not provide voting instructions to the record holder of the shares of Common Stock, your shares of Common Stock will not be voted on any proposal because your broker or nominee does not have discretionary authority to vote. In this case, a "broker non-vote" occurs. Shares of Common Stock constituting broker non-votes are not counted or deemed to be present or represented for the purpose of determining whether Shareholders have approved a matter, but they are counted as present for the purpose of determining a quorum at the Annual Meeting. Please refer to Commercial Metals' Proxy Statement for a detailed discussion of Broker Non-Votes.


     The election of directors at the Annual Meeting is a "non-routine matter" and brokers do not have discretionary authority to vote your shares of Common Stock on "non-routine matters." Therefore, unless you provide specific voting instructions to your broker, your broker will not have discretionary authority to vote your shares of Common Stock for the election of directors at the Annual Meeting and your shares of Common Stock will not be voted for the election of directors. If your shares of Common Stock are held in street name, your broker or nominee has enclosed a voting instruction card with this Proxy Statement. We strongly encourage you to vote your shares of Common Stock by following the instructions provided on the voting instruction card.

UNLESS YOU PROVIDE VOTING INSTRUCTIONS TO THE BROKER HOLDING YOUR SHARES ON YOUR BEHALF, THE BROKER WILL NOT HAVE DISCRETIONARY AUTHORITY TO VOTE YOUR SHARES OF ANY OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT OR FOR THE ELECTION OF DIRECTORS.

     As explained in the detailed instructions on your GOLD proxy card, there are four ways you may vote. You may:

1. Sign, date and return the enclosed GOLD proxy card in the enclosed postage-paid envelope. We recommend that you vote on the GOLD proxy card even if you plan to attend the Annual Meeting;

2. Vote via the Internet by following the voting instructions on the GOLD proxy card or the voting instructions provided by your broker, bank or other holder of record;

3. Vote by telephone by following the voting instructions on the GOLD proxy card or the instructions provided by your broker, bank or other holder of record; or

4. Vote in person by attending the Annual Meeting. Written ballots will be distributed to Shareholders who wish to vote in person at the Annual Meeting. If you hold your shares of Common Stock through a bank, broker or other custodian, you must obtain a legal proxy from such custodian in order to vote in person at the meeting.

     To submit a proxy with voting instructions by telephone please call the telephone number listed on the GOLD proxy card. Proxies may also be submitted over the Internet. Please refer to the GOLD proxy card for the website information. In each case Shareholders will be required to provide the unique control number which has been printed on each Shareholder's GOLD proxy card. In addition to the instructions that appear on the GOLD proxy card, step-by-step instructions will be provided by a recorded telephone message for those Shareholders submitting proxies by telephone or at the designated website for those Shareholders submitting proxies over the Internet. Shareholders submitting their proxies with voting instructions by telephone or over the Internet will receive confirmation on the telephone that their vote by telephone was successfully submitted, and may provide an email address for confirmation that their vote by Internet was successfully submitted.

     Whether or not you are able to attend the Annual Meeting, you are urged to complete the enclosed GOLD proxy and return it in the enclosed self-addressed, postage-paid envelope. All valid proxies received prior to the meeting will be voted. If you specify a choice with respect to any item by marking the appropriate box on the proxy, the shares of Common Stock will be voted in accordance with that specification. IF NO SPECIFICATION IS MADE, THE SHARES OF COMMON STOCK WILL BE VOTED (I) FOR JAMES UNGER, STEVE MONGILLO AND GEORGE HEBARD FOR DIRECTORS; (II) FOR THE POISON PILL REDEMPTION RESOLUTION, (III) FOR THE POISON PILL BYLAW AMENDMENT (IV) FOR THE REPEAL OF NEW BYLAWS DESIGNED TO FRUSTRATE THE PROXY FIGHT, (V) [ ] THE RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, (VI) [ ] THE ADVISORY VOTE ON EXECUTIVE COMPENSATION, (VII) [ ] YEAR FOR AN ADVISORY VOTE ON THE FREQUENCY OF FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION, AND (VIII) IN THE PROXY HOLDERS' DISCRETION AS TO OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING.

     If you have any questions or require any assistance in executing your proxy, please call:

                             D.F. KING & CO., INC.
                  SHAREHOLDERS CALL TOLL-FREE:  (800) 967-7921
                BANKS AND BROKERAGE FIRMS CALL:  (212) 269-5550



PROXY  PROCEDURES

     IN ORDER TO SUPPORT THE NOMINEES AND VOTE AS RECOMMENDED BY THE PARTICIPANTS AT THE ANNUAL MEETING, PLEASE MARK, SIGN, DATE AND RETURN THE ENCLOSED GOLD PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE OR USE THE GOLD PROXY CARD TO VOTE BY TELEPHONE OR INTERNET.

     The accompanying GOLD proxy card will be voted at the Annual Meeting in accordance with your instructions on such card.

     Only holders of record as of the close of business on the Record Date will be entitled to vote. If you were a Shareholder of record on the Record Date, you will retain your voting rights at the Annual Meeting even if you sell such shares of Common Stock after the Record Date. Accordingly, it is important that you vote the shares of Common Stock held by you on the Record Date, or grant a proxy to vote such shares of Common Stock on the GOLD proxy card, even if you sell such shares of Common Stock after the Record Date.

     IF YOUR SHARES OF COMMON STOCK ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK, BANK NOMINEE OR OTHER INSTITUTION ON THE RECORD DATE, ONLY IT CAN VOTE SUCH SHARES OF COMMON STOCK AND ONLY UPON RECEIPT OF YOUR SPECIFIC INSTRUCTIONS. ACCORDINGLY, IF YOU WISH TO SUPPORT THE NOMINEES AND VOTE AS RECOMMENDED BY THE PARTICIPANTS AT THE ANNUAL MEETING PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND INSTRUCT THAT PERSON TO EXECUTE ON YOUR BEHALF THE GOLD PROXY CARD AS SOON AS POSSIBLE.



REVOCATION OF PROXIES

     Any  Shareholder  of  record  may  revoke  or  change  his  or  her  proxy instructions  at  any  time  prior  to  the  vote  at  the  Annual  Meeting  by:

     - submitting a properly executed, subsequently dated GOLD proxy card that will revoke all prior proxy cards, including any white proxy cards which you may have submitted to Commercial Metals;

     - submitting a properly executed, subsequently dated WHITE proxy card that will revoke all prior proxy cards, including any gold proxy cards which you may have submitted to Commercial Metals;

     - instructing the Participants by telephone or via the Internet as to how you would like your shares of Common Stock voted (instructions are on your GOLD proxy card);

     - attending the Annual Meeting and withdrawing his or her proxy by voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy); or

     - delivering written notice of revocation either to the Participants c/o D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, NY 10005, or the Corporate Secretary of Commercial Metals at 6565 North MacArthur Boulevard, Suite 800, Irving, Texas 75039.

     IF YOU PREVIOUSLY SIGNED AND RETURNED A WHITE PROXY CARD TO COMMERCIAL METALS, WE URGE YOU TO REVOKE IT BY (1) MARKING, SIGNING, DATING AND RETURNING THE GOLD PROXY CARD, (2) INSTRUCTING US BY TELEPHONE OR VIA THE INTERNET AS TO HOW YOU WOULD LIKE YOUR SHARES OF COMMON STOCK VOTED WITH RESPECT TO THE GOLD PROXY CARD, (3) ATTENDING THE ANNUAL MEETING AND VOTING IN PERSON OR (4)
DELIVERING A WRITTEN NOTICE OF REVOCATION TO THE PARTICIPANTS OR TO THE CORPORATE SECRETARY OF THE COMPANY.

     If you attend the Annual Meeting and you beneficially own shares of Common Stock but are not the record owner, your mere attendance at the Annual Meeting WILL NOT be sufficient to revoke your prior given proxy card. You must have written authority from the record owner to vote the shares of Common Stock in its name at the meeting. Contact D.F. King & Co., Inc. at the number shown in this Proxy Statement for assistance or if you have any questions. Although a revocation is effective if delivered to Commercial Metals, the Participants request that either the original or a copy of any revocation be mailed to the Participants c/o D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, NY 10005, so that the Participants will be aware of all revocations.


     In the event of a binding order by a court of competent jurisdiction enjoining the Participants ability to vote on a matter, the Participants would adhere to such an order.


COST  AND  METHOD  OF  SOLICITATION

     Solicitation of proxies will be made by Messrs. Icahn, Unger, Mongillo and Hebard.

     Icahn Capital has retained D.F. King & Co., Inc. ("D.F. King") to conduct the solicitation, for which D.F. King is to receive a fee of up to $[ ]. Icahn Capital has agreed to indemnify D.F. King against certain liabilities and expenses, including certain liabilities under the federal securities laws. Insofar as indemnification for liabilities arising under the federal securities laws may be permitted to D.F. King pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is therefore unenforceable. Proxies may be solicited by mail, courier services, Internet, advertising, telephone or telecopier or in person. It is anticipated that D.F. King will employ up to 100 persons to solicit proxies from Commercial Metals' Shareholders for the Annual Meeting. The total expenditures in furtherance of, or in connection with, the solicitation of proxies is approximately [ ] to date, and is estimated to be [ ] in total.

     The Participants will pay all costs associated with this solicitation. The Participants do not intend to seek reimbursement for the costs and expenses associated with the proxy solicitation in the event that any of the Nominees are elected to the Board of Directors of Commercial Metals.

ADDITIONAL  INFORMATION

     Certain information regarding the securities of Commercial Metals held by Commercial Metals' directors, management and 5% Shareholders is contained in Commercial Metals' Proxy Statement. Information concerning the date by which proposals of security holders intended to be presented at the next annual meeting of Shareholders of Commercial Metals must be received by Commercial Metals for inclusion in the Commercial Metals' Proxy Statement and form of proxy for that meeting is also contained in Commercial Metals' Proxy Statement. This information is expected to be contained in Commercial Metals' public filings. The Participants take no responsibility for the accuracy or completeness of such information contained in Commercial Metals' public filings.


Date:  December ____, 2011

CARL C. ICAHN
JAMES UNGER
STEVE MONGILLO
GEORGE HEBARD
ICAHN PARTNERS LP
ICAHN PARTNERS MASTER FUND LP
ICAHN PARTNERS MASTER FUND II L.P.
ICAHN PARTNERS MASTER FUND III L.P.
HIGH RIVER LIMITED PARTNERSHIP
HOPPER INVESTMENTS LLC
BARBERRY CORP.
ICAHN ONSHORE LP
ICAHN OFFSHORE LP
ICAHN CAPITAL L.P.
IPH GP LLC
ICAHN ENTERPRISES HOLDINGS L.P.
ICAHN ENTERPRISES G.P. INC.
BECKTON CORP.

                                                                         ANNEX A

                     SECURITY OWNERSHIP OF THE PARTICIPANTS


(1) TITLE OF          (2) NAME OF          (3) AMOUNT OF         (4) PERCENT OF
    CLASS                 BENEFICIAL           BENEFICIAL            CLASS (2)
                          OWNER (1)            OWNERSHIP
    --------              ----------           ----------            ----------
Common Stock, par         High River            2,304,999              1.99%
value $0.10 per
share ("Shares")

Shares                    Icahn Partners        3,531,955              3.06%

Shares                    Icahn Master          3,808,353              3.30%

Shares                    Icahn Master II       1,310,448              1.13%

Shares                    Icahn Master III        569,245              0.49%
_________________________

(1) Please note that each Holder listed in this table is, as of the date of this Notice, the direct beneficial owner of the Shares set forth under the heading "(3) Amount of Beneficial Ownership" and that indirect beneficial ownership of Shares is described below in the text of this Annex A under the heading "Description of Beneficial Ownership and Beneficial Owners."

(2) Please note that percentages of ownership set forth in this column were calculated based on the 115,539,000 Shares expected to be outstanding as of December 9, 2011 according to Commercial Metals' Proxy Statement filed by the Company with the Securities and Exchange Commission on December 6, 2011.


           DESCRIPTION OF BENEFICIAL OWNERSHIP AND BENEFICIAL OWNERS

     Barberry Corp., a Delaware corporation ("Barberry"), is the sole member of Hopper Investments LLC, a Delaware limited liability company ("Hopper"), which is the general partner of High River Limited Partnership ("High River"). Beckton Corp., a Delaware corporation ("Beckton") is the sole stockholder of Icahn Enterprises G.P. Inc., a Delaware corporation ("Icahn Enterprises GP"), which is the general partner of Icahn Enterprises Holdings L.P., a Delaware limited partnership ("Icahn Holdings"). Icahn Holdings is the sole member of IPH GP LLC, a Delaware limited liability company ("IPH"), which is the general partner of Icahn Capital L.P., a Delaware limited partnership ("Icahn Capital"). Icahn Capital is the general partner of each of Icahn Onshore LP, a Delaware limited partnership ("Icahn Onshore") and Icahn Offshore LP, a Delaware limited partnership ("Icahn Offshore"). Icahn Onshore is the general partner of Icahn Partners LP, a Delaware limited partnership ("Icahn Partners"). Icahn Offshore is the general partner of each of Icahn Partners Master Fund LP, a Cayman
Islands exempted limited partnership ("Icahn Master"), Icahn Partners Master Fund II LP, a Cayman Islands exempted limited partnership ("Icahn Master II") and Icahn Master Fund III LP, a Cayman Islands exempted limited partnership ("Icahn Master III", and together with High River, Icahn Partners, Icahn Master, Icahn Master II and Icahn Master III, the "Direct Beneficial Owners"). Each of Barberry and Beckton is 100 percent owned by Carl C. Icahn ("Mr. Icahn," and collectively with Barberry, Hopper, Beckton, Icahn Enterprises GP, Icahn Holdings, IPH, Icahn Capital, Icahn Onshore, Icahn Offshore, the "Beneficial Owners" and each of them a "Beneficial Owner." As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by each of the Direct Beneficial Owners. In addition, Mr. Icahn is the indirect holder of approximately 92.6% of the outstanding depositary units representing limited partnership interests in Icahn Enterprises L.P. ("Icahn Enterprises"). Icahn Enterprises GP is the general partner of Icahn Enterprises, which is the sole limited partner of Icahn Holdings.

     The principal business address of each of (i) Icahn Offshore, Icahn Onshore, Icahn Capital, IPH, Icahn Holdings, Icahn Enterprises GP and Beckton is White Plains Plaza, 445 Hamilton Avenue - Suite 1210, White Plains, NY 10601 and
(ii) Mr. Icahn, Barberry and Hopper is c/o Icahn Capital LP, 767 Fifth Avenue, 47th Floor, New York, NY 10153.

     Barberry is primarily engaged in the business of serving as the sole member of Hopper and investing in securities. Hopper is primarily engaged in the business of serving as the general partner of High River and investing in securities. Icahn Offshore is primarily engaged in the business of serving as the general partner of each of Icahn Master, Icahn Master II and Icahn Master
III. Icahn Onshore is primarily engaged in the business of serving as the general partner of Icahn Partners. Icahn Capital is primarily engaged in the business of serving as the general partner of each of Icahn Offshore and Icahn Onshore. IPH is primarily engaged in the business of serving as the general partner of Icahn Capital. Icahn Holdings is primarily engaged in the business of holding direct or indirect interests in various operating businesses. Icahn
Enterprises GP is primarily engaged in the business of serving as the general partner of each of Icahn Enterprises L.P. and Icahn Holdings. Beckton is primarily engaged in the business of holding the capital stock of Icahn Enterprises GP. Mr. Carl C. Icahn is primarily engaged in serving as (i) Chief Executive Officer of Icahn Capital LP, a wholly owned subsidiary of Icahn Enterprises L.P., through which Mr. Icahn manages various private investment funds, including Icahn Partners, Icahn Master, Icahn Master II and Icahn Master III, (ii) Chairman of the Board of Icahn Enterprises GP, the general partner of Icahn Enterprises L.P., a New York Stock Exchange listed diversified holding company engaged in a variety of businesses, including investment management, automotive, casino gaming, railcar, food packaging, metals, real estate and home fashion, and (iii) Chairman of the Board and a director of Starfire Holding Corporation ("Starfire"), a holding company engaged in the business of investing in and/or holding securities of various entities, and as Chairman of the Board and a director of various of Starfire's subsidiaries.

     The Direct Beneficial Owners and the Beneficial Owners may be deemed to beneficially own, in the aggregate, 11,525,000 Shares, representing approximately 9.97% of the Corporation's outstanding Shares (based upon the 115,539,000 Shares expected to be outstanding as of December 9, 2011 according to the Commercial Metals' Proxy Statement filed by the Company with the Securities and Exchange Commission on December 6, 2011).

     High River has sole voting power and sole dispositive power with regard to 2,304,999 Shares. Each of Hopper, Barberry and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 3,531,955 Shares. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 3,808,353 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master II has sole voting power and sole dispositive power with regard to 1,310,448
Shares.  Each  of  Icahn  Offshore,  Icahn  Capital,  IPH, Icahn Holdings, Icahn
Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master III has sole voting power and sole dispositive power with regard to 569,245 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

     Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River, may be deemed to indirectly beneficially own the 2,304,999 Shares which High River directly beneficially owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners, may be deemed to indirectly beneficially own the 3,531,955 Shares which Icahn Partners directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Master, Icahn Master II and Icahn Master III, may be deemed to indirectly beneficially own the 5,688,046 Shares which Icahn Master, Icahn Master II and Icahn Master III directly beneficially own.

TWO  YEAR  SUMMARY  TABLE:

The following table indicates the date of each purchase and sale of Shares, as well as the exercise of call options, by Mr. Icahn and his affiliates within the past two years, and the number of shares in each such purchase and sale, or exercise of call options.

NAME                      DATE           SHARES PURCHASED/CALL OPTIONS EXERCISED
----                      ----           ---------------------------------------
High River              8/12/2010                           1,000.00
High River              8/12/2010                           8,560.00
High River              8/13/2010                         180,000.00
High River              8/16/2010                          35,826.00
High River              8/17/2010                              80.00
High River              8/18/2010                             420.00
High River              8/19/2010                           2,340.00
High River              8/20/2010                          15,060.00
High River              8/23/2010                          40,000.00
High River              8/24/2010                          68,837.00
High River              8/25/2010                          50,020.00
High River              8/26/2010                          90,740.00
High River              8/27/2010                          55,040.00
High River              8/30/2010                          28,540.00
High River              8/31/2010                          37,100.00
High River               9/1/2010                             640.00
High River               9/2/2010                              60.00
High River             10/29/2010                           2,920.00
High River             11/10/2010                          30,000.00
High River             11/11/2010                           8,580.00
High River             11/12/2010                         117,483.00
High River             11/15/2010                          60,000.00
High River             11/16/2010                          60,000.00
High River             11/17/2010                          30,000.00
High River              6/17/2011                          47,593.00
High River              7/15/2011                           7,000.00
High River               9/1/2011                       1,327,160.00 (3)

Icahn Partners          8/12/2010                          14,566.00
Icahn Partners          8/13/2010                         274,247.00
Icahn Partners          8/16/2010                          54,585.00
Icahn Partners          8/17/2010                             122.00
Icahn Partners          8/18/2010                             640.00
Icahn Partners          8/19/2010                           3,565.00
Icahn Partners          8/20/2010                          22,946.00
Icahn Partners          8/23/2010                          60,944.00
Icahn Partners          8/24/2010                         104,879.00
Icahn Partners          8/25/2010                          76,210.00
Icahn Partners          8/26/2010                         138,251.00
Icahn Partners          8/27/2010                          83,859.00
Icahn Partners          8/30/2010                          43,483.00
Icahn Partners          8/31/2010                          56,526.00
Icahn Partners           9/1/2010                             171.00
Icahn Partners           9/2/2010                              98.00
Icahn Partners         10/29/2010                           5,720.00
Icahn Partners         11/10/2010                          47,547.00
Icahn Partners         11/11/2010                          13,103.00
Icahn Partners         11/12/2010                         179,417.00
Icahn Partners         11/15/2010                          91,630.00
Icahn Partners         11/16/2010                          91,630.00
Icahn Partners         11/17/2010                          45,815.00
Icahn Partners          6/17/2011                          72,902.00
Icahn Partners          7/15/2011                          10,726.00
Icahn Partners           9/1/2011                       2,038,373.00 (3)

Icahn Master            8/12/2010                          16,522.00
Icahn Master            8/13/2010                         311,077.00
Icahn Master            8/16/2010                          61,916.00
Icahn Master            8/17/2010                             139.00
Icahn Master            8/18/2010                             725.00
Icahn Master            8/19/2010                           4,043.00
Icahn Master            8/20/2010                          26,029.00
Icahn Master            8/23/2010                          69,127.00
Icahn Master            8/24/2010                         118,964.00
Icahn Master            8/25/2010                          86,445.00
Icahn Master            8/26/2010                         156,817.00
Icahn Master            8/27/2010                          95,121.00
Icahn Master            8/30/2010                          49,324.00
Icahn Master            8/31/2010                          64,116.00
Icahn Master             9/1/2010                             451.00
Icahn Master             9/2/2010                             110.00
Icahn Master           10/29/2010                           5,324.00
Icahn Master           11/10/2010                          52,607.00
Icahn Master           11/11/2010                          14,834.00
Icahn Master           11/12/2010                         203,106.00
Icahn Master           11/15/2010                         103,729.00
Icahn Master           11/16/2010                         103,729.00
Icahn Master           11/17/2010                          51,862.00
Icahn Master            6/17/2011                          78,734.00
Icahn Master            7/15/2011                          11,567.00
Icahn Master             9/1/2011                       2,121,935.00 (3)

Icahn Master II         8/12/2010                           4,817.00
Icahn Master II         8/13/2010                          90,691.00
Icahn Master II         8/16/2010                          18,051.00
Icahn Master II         8/17/2010                              38.00
Icahn Master II         8/18/2010                             213.00
Icahn Master II         8/19/2010                           1,180.00
Icahn Master II         8/20/2010                           7,585.00
Icahn Master II         8/23/2010                          20,155.00
Icahn Master II         8/24/2010                          34,682.00
Icahn Master II         8/25/2010                          25,202.00
Icahn Master II         8/26/2010                          45,718.00
Icahn Master II         8/27/2010                          27,731.00
Icahn Master II         8/30/2010                          14,379.00
Icahn Master II         8/31/2010                          18,693.00
Icahn Master II          9/1/2010                           1,938.00
Icahn Master II          9/2/2010                              32.00
Icahn Master II        11/10/2010                          12,754.00
Icahn Master II        11/11/2010                           4,293.00
Icahn Master II        11/12/2010                          58,790.00
Icahn Master II        11/15/2010                          30,025.00
Icahn Master II        11/16/2010                          30,024.00
Icahn Master II        11/17/2010                          15,015.00
Icahn Master II         6/17/2011                          26,993.00
Icahn Master II         7/15/2011                           3,979.00
Icahn Master II          9/1/2011                         817,470.00 (3)

Icahn Master III        8/12/2010                           2,335.00
Icahn Master III        8/13/2010                          43,985.00
Icahn Master III        8/16/2010                           8,754.00
Icahn Master III        8/17/2010                              21.00
Icahn Master III        8/18/2010                             102.00
Icahn Master III        8/19/2010                             572.00
Icahn Master III        8/20/2010                           3,680.00
Icahn Master III        8/23/2010                           9,774.00
Icahn Master III        8/24/2010                          16,821.00
Icahn Master III        8/25/2010                          12,223.00
Icahn Master III        8/26/2010                          22,174.00
Icahn Master III        8/27/2010                          13,449.00
Icahn Master III        8/30/2010                           6,974.00
Icahn Master III        8/31/2010                           9,065.00
Icahn Master III       10/29/2010                             636.00
Icahn Master III       11/10/2010                           7,092.00
Icahn Master III       11/11/2010                           2,090.00
Icahn Master III       11/12/2010                          28,619.00
Icahn Master III       11/15/2010                          14,616.00
Icahn Master III       11/16/2010                          14,617.00
Icahn Master III       11/17/2010                           7,308.00
Icahn Master III        6/17/2011                          11,744.00
Icahn Master III        7/15/2011                           1,728.00
Icahn Master III         9/1/2011                         330,866.00 (3)
_________________________
(3) The Direct Beneficial Owner acquired these Shares upon the exercise of call options as described on Attachment I-A to this Annex A.


Shares purchased by each of the Direct Beneficial Owners are maintained in margin accounts that include positions in securities in addition to the Shares. As of December [ ], 2011, the indebtedness of (i) High River's margin account was approximately $[ ] million, (ii) Icahn Partners' margin account was approximately $[ ] million, (iii) Icahn Master's margin account was approximately $[ ] million, (iv) Icahn Master II's margin account was approximately $[ ] million, and (v) Icahn Master III's margin account was approximately $[ ] million.

                                                                         ANNEX A
                                                                  ATTACHMENT 1-A

     The following are American call options to purchase one Share of underlying common stock, purchased by the Direct Beneficial Owners, which were written by UBS AG with a $9.10 strike price and an expiration date of November 16, 2012, and which provided for physical settlement (unless the Direct Beneficial Owner opted for a cash settlement). These call options are further described in the chart set forth below.

     On September 1, 2011, the Direct Beneficial Owners exercised all of their respective call options.

NAME                         DATE                       QUANTITY
----                         ----                       ---------
High River               11/17/2010                     11,240.00
High River               11/18/2010                      8,260.00
High River               11/19/2010                      5,784.00
High River                6/16/2011                     86,289.00
High River                6/20/2011                      8,537.00
High River                 7/8/2011                     45,044.00
High River                7/15/2011                     11,000.00
High River                7/18/2011                    105,062.00
High River                7/19/2011                    107,394.00
High River                7/20/2011                     80,000.00
High River                7/21/2011                    160,000.00
High River                7/22/2011                    186,003.00
High River                7/25/2011                     91,962.00
High River                7/26/2011                    170,335.00
High River                7/27/2011                    133,288.00
High River                7/28/2011                    116,962.00

Icahn Partners           11/17/2010                     17,165.00
Icahn Partners           11/18/2010                     12,615.00
Icahn Partners           11/19/2010                      8,833.00
Icahn Partners            6/16/2011                    136,543.00
Icahn Partners            6/20/2011                     13,076.00
Icahn Partners             7/8/2011                     69,597.00
Icahn Partners            7/15/2011                     16,855.00
Icahn Partners            7/18/2011                    160,988.00
Icahn Partners            7/19/2011                    164,560.00
Icahn Partners            7/20/2011                    122,584.00
Icahn Partners            7/21/2011                    245,168.00
Icahn Partners            7/22/2011                    285,013.00
Icahn Partners            7/25/2011                    140,913.00
Icahn Partners            7/26/2011                    261,005.00
Icahn Partners            7/27/2011                    204,238.00
Icahn Partners            7/28/2011                    179,220.00

Icahn Master             11/17/2010                     19,432.00
Icahn Master             11/18/2010                     14,280.00
Icahn Master             11/19/2010                     10,000.00
Icahn Master              6/16/2011                     72,083.00
Icahn Master              6/20/2011                     14,123.00
Icahn Master               7/8/2011                     72,134.00
Icahn Master              7/15/2011                     18,174.00
Icahn Master              7/18/2011                    173,586.00
Icahn Master              7/19/2011                    177,437.00
Icahn Master              7/20/2011                    132,179.00
Icahn Master              7/21/2011                    264,354.00
Icahn Master              7/22/2011                    307,317.00
Icahn Master              7/25/2011                    151,941.00
Icahn Master              7/26/2011                    281,430.00
Icahn Master              7/27/2011                    220,219.00
Icahn Master              7/28/2011                    193,246.00

Icahn Master II          11/17/2010                      5,625.00
Icahn Master II          11/18/2010                      4,133.00
Icahn Master II          11/19/2010                      2,893.00
Icahn Master II           6/16/2011                    112,238.00
Icahn Master II           6/20/2011                      4,842.00
Icahn Master II            7/8/2011                     27,111.00
Icahn Master II           7/15/2011                      6,254.00
Icahn Master II           7/18/2011                     59,730.00
Icahn Master II           7/19/2011                     61,056.00
Icahn Master II           7/20/2011                     45,481.00
Icahn Master II           7/21/2011                     90,964.00
Icahn Master II           7/22/2011                    105,748.00
Icahn Master II           7/25/2011                     52,282.00
Icahn Master II           7/26/2011                     96,841.00
Icahn Master II           7/27/2011                     75,776.00
Icahn Master II           7/28/2011                     66,496.00

Icahn Master III         11/17/2010                      2,738.00
Icahn Master III         11/18/2010                      2,012.00
Icahn Master III         11/19/2010                      1,410.00
Icahn Master III          6/16/2011                     24,293.00
Icahn Master III          6/20/2011                      2,108.00
Icahn Master III           7/8/2011                     11,334.00
Icahn Master III          7/15/2011                      2,717.00
Icahn Master III          7/18/2011                     25,946.00
Icahn Master III          7/19/2011                     26,523.00
Icahn Master III          7/20/2011                     19,756.00
Icahn Master III          7/21/2011                     39,514.00
Icahn Master III          7/22/2011                     45,935.00
Icahn Master III          7/25/2011                     22,712.00
Icahn Master III          7/26/2011                     42,066.00
Icahn Master III          7/27/2011                     32,917.00
Icahn Master III          7/28/2011                     28,885.00

                                                                         ANNEX A
                                                                  ATTACHMENT 1-B

     The following are European put options to sell one Share of common stock, which were written by the Direct Beneficial Owners to UBS AG and had a $9.10 strike price and an expiration date of November 16, 2012 or the date on which the corresponding American-style call option described in Annex A, Attachment 1-A is exercised. These options provided that they settled in cash and are further described in the chart set forth below.

     On September 1, 2011, the Direct Beneficial Owners exercised all of the call options described in Annex A, Attachment 1-A, and upon exercise of the call options, all of the put options described below expired pursuant to their terms.

NAME                         DATE                       QUANTITY
----                         ----                       ---------
High River               11/17/2010                     11,240.00
High River               11/18/2010                      8,260.00
High River               11/19/2010                      5,784.00
High River                6/16/2011                     86,289.00
High River                6/20/2011                      8,537.00
High River                 7/8/2011                     45,044.00
High River                7/15/2011                     11,000.00
High River                7/18/2011                    105,062.00
High River                7/19/2011                    107,394.00
High River                7/20/2011                     80,000.00
High River                7/21/2011                    160,000.00
High River                7/22/2011                    186,003.00
High River                7/25/2011                     91,962.00
High River                7/26/2011                    170,335.00
High River                7/27/2011                    133,288.00
High River                7/28/2011                    116,962.00

Icahn Partners           11/17/2010                     17,165.00
Icahn Partners           11/18/2010                     12,615.00
Icahn Partners           11/19/2010                      8,833.00
Icahn Partners            6/16/2011                    136,543.00
Icahn Partners            6/20/2011                     13,076.00
Icahn Partners             7/8/2011                     69,597.00
Icahn Partners            7/15/2011                     16,855.00
Icahn Partners            7/18/2011                    160,988.00
Icahn Partners            7/19/2011                    164,560.00
Icahn Partners            7/20/2011                    122,584.00
Icahn Partners            7/21/2011                    245,168.00
Icahn Partners            7/22/2011                    285,013.00
Icahn Partners            7/25/2011                    140,913.00
Icahn Partners            7/26/2011                    261,005.00
Icahn Partners            7/27/2011                    204,238.00
Icahn Partners            7/28/2011                    179,220.00

Icahn Master             11/17/2010                     19,432.00
Icahn Master             11/18/2010                     14,280.00
Icahn Master             11/19/2010                     10,000.00
Icahn Master              6/16/2011                     72,083.00
Icahn Master              6/20/2011                     14,123.00
Icahn Master               7/8/2011                     72,134.00
Icahn Master              7/15/2011                     18,174.00
Icahn Master              7/18/2011                    173,586.00
Icahn Master              7/19/2011                    177,437.00
Icahn Master              7/20/2011                    132,179.00
Icahn Master              7/21/2011                    264,354.00
Icahn Master              7/22/2011                    307,317.00
Icahn Master              7/25/2011                    151,941.00
Icahn Master              7/26/2011                    281,430.00
Icahn Master              7/27/2011                    220,219.00
Icahn Master              7/28/2011                    193,246.00

Icahn Master II          11/17/2010                      5,625.00
Icahn Master II          11/18/2010                      4,133.00
Icahn Master II          11/19/2010                      2,893.00
Icahn Master II           6/16/2011                    112,238.00
Icahn Master II           6/20/2011                      4,842.00
Icahn Master II            7/8/2011                     27,111.00
Icahn Master II           7/15/2011                      6,254.00
Icahn Master II           7/18/2011                     59,730.00
Icahn Master II           7/19/2011                     61,056.00
Icahn Master II           7/20/2011                     45,481.00
Icahn Master II           7/21/2011                     90,964.00
Icahn Master II           7/22/2011                    105,748.00
Icahn Master II           7/25/2011                     52,282.00
Icahn Master II           7/26/2011                     96,841.00
Icahn Master II           7/27/2011                     75,776.00
Icahn Master II           7/28/2011                     66,496.00

Icahn Master III         11/17/2010                      2,738.00
Icahn Master III         11/18/2010                      2,012.00
Icahn Master III         11/19/2010                      1,410.00
Icahn Master III          6/16/2011                     24,293.00
Icahn Master III          6/20/2011                      2,108.00
Icahn Master III           7/8/2011                     11,334.00
Icahn Master III          7/15/2011                      2,717.00
Icahn Master III          7/18/2011                     25,946.00
Icahn Master III          7/19/2011                     26,523.00
Icahn Master III          7/20/2011                     19,756.00
Icahn Master III          7/21/2011                     39,514.00
Icahn Master III          7/22/2011                     45,935.00
Icahn Master III          7/25/2011                     22,712.00
Icahn Master III          7/26/2011                     42,066.00
Icahn Master III          7/27/2011                     32,917.00
Icahn Master III          7/28/2011                     28,885.00

                                                                         ANNEX B

                          [FORM OF NOMINEE AGREEMENT]

                                October 17, 2011

To the undersigned potential nominee:

     This will confirm our understanding as follows:

     You agree that you are willing, should we so elect, to become a member of a slate of nominees (the "Slate") to stand for election as directors of Commercial Metals Company (the "Company") in connection with a proxy contest with management of the Company in respect of the election of directors of the Company at the 2012 Annual Meeting of Stockholders of Commercial Metals Company (the "Annual Meeting"), expected to be held in early 2012, or a special meeting of stockholders of the Company called for a similar purpose (the "Proxy Contest").

     Icahn Capital LP ("Icahn") agrees to pay the costs of the Proxy Contest.

     In addition, upon our filing of a preliminary proxy statement with the SEC, which indicates that Icahn, or an affiliate thereof, intends to nominate you for election at the Annual Meeting, you will be entitled to be paid $25,000 by Icahn unless you are elected to serve as a director of the Company at the Annual Meeting or a special meeting of stockholders of the Company called for a similar purpose or in connection with a settlement of the Proxy Contest by Icahn and the Company, in which case you will not receive any payment from Icahn in connection with the Proxy Contest. Payment to you pursuant to this paragraph, if any, will be made by Icahn, subject to the terms hereof, upon the earliest of (i) the certification of the results of the election in respect of the Proxy Contest,
(ii) the settlement of the Proxy Contest by Icahn and the Company, or (iii) the withdrawal of the Proxy Contest by Icahn (4).

     You understand that it may be difficult, if not impossible, to replace nominees who, such as yourself, have agreed to serve on the Slate and later change their minds and determine not to seek election. Accordingly, the Slate is relying upon your agreement to seek election. In that connection, you are being supplied with a questionnaire in which you will provide Icahn with information necessary for Icahn to make appropriate disclosure both to the Company and for use in creating the proxy material to be sent to shareholders of the Company and to be filed with the Securities and Exchange Commission. You have agreed that
(i) you will immediately complete and sign the questionnaire and return it to Andrew Langham, Assistant General Counsel, Icahn Enterprises LP, 767 Fifth Avenue, Suite 4700, New York, NY 10153, Tel: (212) 702-4382, Fax: (212)
688-1158, Email: alangham@sfire.com and (ii) your responses to the questions contained therein will be true and correct in all respects. In addition, you have agreed that, concurrently with your execution of this letter, you will execute the attached instrument directed to the Company informing the Company that you consent to being nominated by Icahn, or an affiliate thereof, for election as a director of the Company and, if elected, consent to serving as a director of the Company. Upon being notified that we have chosen you, we may forward that instrument and your completed questionnaire (or summaries thereof) to the Company.

     Icahn hereby agrees that, so long as you actually serve on the Slate, Icahn will defend, indemnify and hold you harmless from and against any and all losses, damages, penalties, judgments, awards, liabilities, costs, expenses and disbursements (including, without limitation, reasonable attorneys' fees, costs, expenses and disbursements) incurred by you in the event that (i) you become a party, or are threatened to be made a party, to any civil, criminal, administrative or arbitrative action, suit or proceeding, and any appeal thereof relating solely to your role as a nominee for director of Commercial Metals Company on the Slate (a "Proceeding") or (ii) you are called to testify or give a deposition in any Proceeding (whether or not you are a party or are threatened to be made a party to such Proceeding), including, in each case, the advancement to you of all reasonable attorneys' costs and expenses incurred by you in connection with any Proceeding. Your right of indemnification hereunder shall continue (i) in the event that Icahn determines to withdraw the Slate or remove you from the Slate and (ii) after the election has taken place but only for events which occur prior to such election and subsequent to the date hereof. Anything to the contrary herein notwithstanding, Icahn is not indemnifying you for any action taken by you or on your behalf which occurs prior to the date hereof or subsequent to the Annual Meeting or such earlier time as you are no longer a nominee of the Slate for election to the Company's Board of Directors or for any actions taken by you as a director of the Company, if you are elected. Nothing herein shall be construed to provide you an indemnity: (i) in the event you are found to have engaged in a violation of any provision of state or federal law in connection with the Proxy Contest unless you demonstrate that your action was taken in good faith and in a manner you reasonably believed to be in or not opposed to the best interests of electing the Slate; or (ii) if you
________________________
(4)  This  paragraph  does  not  appear  in  the Nominee Agreement signed by Mr.
     Hebard.





acted in a manner which constitutes gross negligence or willful misconduct. In the event that you shall make any claim for indemnification hereunder, you shall promptly notify Icahn in the event of any third-party claims actually made against you or known by you to be threatened. In addition, with respect to any such claim, Icahn shall be entitled to control your defense with counsel chosen by Icahn. Icahn shall not be responsible for any settlement of any claim against you covered by this indemnity without its prior written consent. However, Icahn may not enter into any settlement of any such claim without your consent unless such settlement includes a release of you from any and all liability in respect of such claim.

     Each of us recognizes that should you be elected to the Board of Directors of the Company all of your activities and decisions as a director will be governed by applicable law and subject to your fiduciary duty to the stockholders of the Company and, as a result, that there is, and can be, no agreement between you and Icahn which governs the decisions which you will make as a director of the Company.

     Should the foregoing agree with your understanding, please so indicate in the space provided below, whereupon this letter will become a binding agreement between us.

Very  truly  yours,


ICAHN  CAPITAL  LP


By:  __________________________
 Name:  Edward  E.  Mattner
 Title:  Authorized  Signatory




Agreed  to  and  Accepted  as
of  the  date  first  above  written:


__________________________
Name:

                                   IMPORTANT
                                   ---------

     1. If your shares of Common Stock are held in your own name, please mark, date and mail the enclosed GOLD proxy card to our Proxy Solicitor, D.F. King & Co., Inc., in the postage-paid envelope provided.

     2. If your shares of Common Stock are held in the name of a brokerage firm, bank nominee or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions. Accordingly, you should contact the person responsible for your account and give instructions for a GOLD proxy card to be signed representing your shares of Common Stock.

     3. If you have already submitted a white proxy card to Commercial Metals for the Annual Meeting, you may change your vote to a vote FOR the election of the Nominees and FOR the Proposals by marking, signing, dating and returning the enclosed GOLD proxy card for the Annual Meeting, which must be dated after any proxy you may have submitted to Commercial Metals. You may also submit your later-dated proxy by using the enclosed GOLD proxy card to vote by telephone or by Internet. ONLY YOUR LATEST DATED PROXY FOR THE ANNUAL MEETING WILL COUNT AT THE ANNUAL MEETING.

     If you have any questions or require any assistance in executing your proxy, please call:

                             D.F. KING & CO., INC.
                  SHAREHOLDERS CALL TOLL-FREE: (800) 967-7921
                 BANKS AND BROKERAGE FIRMS CALL: (212) 269-5550

            [PRELIMINARY COPY OF PROXY CARD, SUBJECT TO COMPLETION]

                           COMMERCIAL METALS COMPANY
                         ANNUAL MEETING OF SHAREHOLDERS
                                FEBRUARY 3, 2012


GOLD PROXY CARD                                                  GOLD PROXY CARD

THIS PROXY IS SOLICITED BY: CARL C. ICAHN, JAMES UNGER, STEVE MONGILLO, GEORGE HEBARD, HIGH RIVER LIMITED PARTNERSHIP, HOPPER INVESTMENTS LLC, BARBERRY CORP., ICAHN PARTNERS LP, ICAHN PARTNERS MASTER FUND LP, ICAHN PARTNERS MASTER FUND II L.P., ICAHN PARTNERS MASTER FUND III L.P., ICAHN ENTERPRISES G.P. INC., ICAHN ENTERPRISES HOLDINGS L.P., IPH GP LLC, ICAHN CAPITAL L.P., ICAHN ONSHORE LP, ICAHN OFFSHORE LP AND BECKTON CORP. (THE "PARTICIPANTS")

                                                VOTING CONTROL NUMBER __________

       THERE ARE THREE WAYS TO AUTHORIZE THE PROXIES TO CAST YOUR VOTES. YOUR TELEPHONE OR INTERNET VOTE AUTHORIZES THE NAMED PROXIES TO VOTE
     YOUR SHARES IN THE SAME MANNER AS IF YOU HAD RETURNED YOUR PROXY CARD.
      WE ENCOURAGE YOU TO USE THESE COST EFFECTIVE AND CONVENIENT WAYS OF
                     VOTING, 24 HOURS A DAY, 7 DAYS A WEEK.


TELEPHONE VOTING               INTERNET VOTING               VOTING BY MAIL
This method of voting is     Visit the Internet voting    Simply sign and date
available for residents of   Web site at [ ]. Have this   your proxy card and
the US and Canada. On a      proxy card ready and follow  return it in the post-
touch-tone telephone, call   the instructions on your     age-paid envelope to
TOLL FREE [ ], 24 hours a    screen. You will incur on-   [Commercial Metals
day, 7 days a week. Have     ly your usual Internet       Company] c/o D.F. King
this proxy card ready, then  charges. Available 24        & Co., Inc., 48 Wall
follow the prerecorded in-   hours a day, 7 days a        Street, 22nd Floor,
structions. Your vote will   week until 11:59 p.m.        New York, New York
be confirmed and cast as     (Eastern Time) on            10005.  If you are
you have directed. Avail-    February 2, 2012.            voting by telephone or
able 24 hours a day, 7                                    the Internet, please
days a week until 11:59                                   do not mail your proxy
p.m. (Eastern Time) on                                    card.
February 2, 2012.


 DETACH BELOW AND RETURN USING THE ENVELOPE PROVIDED ONLY IF YOU ARE VOTING BY
                                      MAIL


  YOUR VOTE, WHETHER BY INTERNET, TELEPHONE OR MAIL, MUST BE RECEIVED NO LATER
                THAN [   ] TO BE INCLUDED IN THE VOTING RESULTS.
                                  DETACH HERE

            [PRELIMINARY COPY OF PROXY CARD, SUBJECT TO COMPLETION]
                           COMMERCIAL METALS COMPANY
                        ANNUAL MEETING OF SHAREHOLDERS

                                FEBRUARY 3, 2012

GOLD PROXY CARD                                                  GOLD PROXY CARD

THIS PROXY IS SOLICITED BY: CARL C. ICAHN, JAMES UNGER, STEVE MONGILLO, GEORGE HEBARD, HIGH RIVER LIMITED PARTNERSHIP, HOPPER INVESTMENTS LLC, BARBERRY CORP., ICAHN PARTNERS LP, ICAHN PARTNERS MASTER FUND LP, ICAHN PARTNERS MASTER FUND II L.P., ICAHN PARTNERS MASTER FUND III L.P., ICAHN ENTERPRISES G.P. INC., ICAHN ENTERPRISES HOLDINGS L.P., IPH GP LLC, ICAHN CAPITAL L.P., ICAHN ONSHORE LP, ICAHN OFFSHORE LP AND BECKTON CORP. (THE "PARTICIPANTS")

The undersigned hereby appoints and constitutes each of Steve Mongillo and George Hebard (acting alone or together) as proxies, with full power of substitution in each, to represent the undersigned at the Annual Meeting of Shareholders of Commercial Metals Company ("Commercial Metals") to be held on February 3, 2012, 2012 at 9:00 a.m.(Central Standard Time) in Feldman Hall at the Commercial Metals' headquarters at 6565 North MacArthur Boulevard, 9th Floor, Irving, Texas 75039, and at any adjournment or postponement or continuations thereof (the "Annual Meeting"), hereby revoking any proxies previously given, to vote all shares of Common Stock of Commercial Metals held or owned by the undersigned as directed below, and in their discretion upon such other matters as may come before the meeting (provided, however, that the persons named above will be permitted to use such discretionary authority only for matters which they do not know, a reasonable time before the solicitation, are to be presented at the meeting).

    IF NO DIRECTION IS MADE, THE SHARES OF COMMON STOCK WILL BE VOTED (I) FOR JAMES UNGER, STEVE MONGILLO AND GEORGE HEBARD FOR DIRECTORS; (II) FOR THE POISON PILL REDEMPTION RESOLUTION, (III) FOR THE POISON PILL BYLAW AMENDMENT, (IV) FOR THE REPEAL OF NEW BYLAWS DESIGNED TO FRUSTRATE THE PROXY FIGHT, (V) [ ] THE RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, (VI) [ ] THE ADVISORY VOTE ON EXECUTIVE COMPENSATION, (VII) EVERY [ ] YEAR FOR AN
    ADVISORY VOTE ON THE FREQUENCY OF FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION, AND (VIII) IN THE PROXY HOLDERS' DISCRETION AS TO OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING.


    THE PROXY STATEMENT, AS WELL AS OTHER PROXY MATERIALS DISTRIBUTED BY THE PARTICIPANTS, ARE AVAILABLE FREE OF CHARGE ONLINE AT WWW.DFKING.COM/CMC.
                      SIGN, DATE AND MAIL YOUR PROXY TODAY
               UNLESS YOU HAVE VOTED BY TELEPHONE OR BY INTERNET,
               (CONTINUED AND TO BE SIGNED ON THE REVERSE SIDE.)

  IF YOU HAVE NOT VOTED BY INTERNET OR TELEPHONE, PLEASE DATE, MARK, SIGN AND RETURN THIS PROXY PROMPTLY. YOUR VOTE, WHETHER BY INTERNET, TELEPHONE OR MAIL,
MUST BE RECEIVED NO LATER THAN ____, CENTRAL STANDARD TIME, ON ______, 2012, TO
                       BE INCLUDED IN THE VOTING RESULTS.

            [PRELIMINARY COPY OF PROXY CARD, SUBJECT TO COMPLETION]

                   [X] PLEASE MARK VOTES AS IN THIS EXAMPLE.

THE PARTICIPANTS RECOMMEND A VOTE "FOR" THE ELECTION OF THE NOMINEES LISTED IN PROPOSAL 1 BELOW.

1.  Election of directors -- Nominees:     [ ]             [ ]             [ ]
     (01)  James Unger                    FOR  ALL   WITHHELD FROM      FOR ALL
     (02)  Steve Mongillo                 NOMINEES   ALL NOMINEES       EXCEPT
     (03)  George Hebard

NOTE: IF YOU DO NOT WISH YOUR SHARES VOTED "FOR" A PARTICULAR NOMINEE, MARK THE "FOR ALL EXCEPT" BOX AND WRITE THE NAME(S) OF THE NOMINEE(S) YOU DO NOT SUPPORT ON THE LINE BELOW. YOUR SHARES WILL BE THEN VOTED FOR THE REMAINING NOMINEE(S).
________________________________________________________________________________

THE PARTICIPANTS RECOMMEND A VOTE "FOR" IN PROPOSAL 2 BELOW; "FOR" IN PROPOSAL 3 BELOW; "FOR" IN PROPOSAL 4 BELOW; "___" IN PROPOSAL 5 BELOW; "___" IN PROPOSAL 6 BELOW; AND "___" IN PROPOSAL 7 BELOW.

2.  Adoption of poison pill redemption          [ ]       [ ]          [ ]
    resolution.                                 FOR     AGAINST      ABSTAIN

3.  Adoption of poison pill bylaw amendment.    [ ]       [ ]          [ ]
                                                FOR     AGAINST      ABSTAIN

4.  Repeal of new bylaws designed to            [ ]       [ ]          [ ]
    frustrate the proxy fight.                  FOR     AGAINST      ABSTAIN

5.  Ratification of the appointment of          [ ]       [ ]          [ ]
    independent registered public               FOR     AGAINST      ABSTAIN
    accounting  firm.

6.  Advisory vote on executive compensation     [ ]       [ ]          [ ]
    to vote to approve, on an advisory          FOR     AGAINST      ABSTAIN
    basis, the compensation of the Company's named executive officers.

7.  Frequency of advisory vote on             [ ]      [ ]       [ ]      [ ]
    executive compensation.                  1 year   2 years   3 years  ABSTAIN


Please be sure to sign and date this Proxy.


          -------------------------------------       --------------------------
          SIGNATURE(S)  OF  SHAREHOLDER(S)               DATE


          -------------------------------------       --------------------------
          SIGNATURE(S)  IF  HELD  JOINTLY                DATE


          ----------------------------------------------------------------------
          TITLE,  IF  ANY


     Please sign exactly as your name(s) appear on this proxy. When Shares are held jointly, each holder should sign. When signing as Executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.